UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE

Adastra Minerals Responds to First Quantum Minerals Ltd.

Trading: TSX and AIM: AAA

London, England - 03 February 2006 - Adastra Minerals Inc. ("Adastra" or the "Company"), notes the announcement by First Quantum that it has filed its formal offer to acquire Adastra.

As previously announced, the Board of Directors of Adastra and its financial advisers believe that the offer significantly undervalues the Company.

M&G Investment Management, Adastra's largest shareholder (14.8%), together with Mr. Jean-Raymond Boulle, the founder of Adastra and its largest non-institutional shareholder (beneficial shareholding 7.7%), Merrill Lynch Investment Managers (5.2%) and other major shareholders, who in aggregate hold more than 50 per cent of Adastra’s issued share capital have advised the Board that they do not find First Quantum's offer attractive and would support the Board in rejecting the offer.

The formal recommendation of the Board and its reasons supporting such recommendation will be mailed to shareholders by no later than 17 February 2006.

Contact us:

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7355 3552

Rothschild

Charles Mercey / Stuart Vincent

Tel.: +44 (0)20 7280 5000

Parkgreen Communications

Justine Howarth / Annabel Leather

Tel.: +44 (0)20 7493 3713

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”). These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2004 and Reports on Form 6–K filed with the Securities and Exchange Commission.

N M Rothschild & Sons Limited (“Rothschild”), which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting for Adastra in relation to the matters referred to in this announcement and no one else and will not be responsible to anyone other than Adastra for providing the protections offered to clients of Rothschild nor for providing advice in relation to the matters referred to in this announcement.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

February 3, 2006

Item 3.	News Release

The News Release dated February 3, 2006 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company noted the announcement by First Quantum Minerals Ltd. that it has filed its formal offer to acquire the Company. As previously announced, the Company’s Board of Directors and its financial advisers believe that the offer significantly undervalues the Company.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-207-355-3552

Item 9.	Date of Report

Dated at Vancouver, BC, this 3rd day of February, 2006.

SCHEDULE “A”

NEWS RELEASE

Adastra Minerals Responds to First Quantum Minerals Ltd.

Trading: TSX and AIM: AAA

London, England - 03 February 2006 - Adastra Minerals Inc. ("Adastra" or the "Company"), notes the announcement by First Quantum that it has filed its formal offer to acquire Adastra.

As previously announced, the Board of Directors of Adastra and its financial advisers believe that the offer significantly undervalues the Company.

M&G Investment Management, Adastra's largest shareholder (14.8%), together with Mr. Jean-Raymond Boulle, the founder of Adastra and its largest non-institutional shareholder (beneficial shareholding 7.7%), Merrill Lynch Investment Managers (5.2%) and other major shareholders, who in aggregate hold more than 50 per cent of Adastra’s issued share capital have advised the Board that they do not find First Quantum's offer attractive and would support the Board in rejecting the offer.

The formal recommendation of the Board and its reasons supporting such recommendation will be mailed to shareholders by no later than 17 February 2006.

Contact us:

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7355 3552

Rothschild

Charles Mercey / Stuart Vincent

Tel.: +44 (0)20 7280 5000

Parkgreen Communications

Justine Howarth / Annabel Leather

Tel.: +44 (0)20 7493 3713

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”). These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2004 and Reports on Form 6–K filed with the Securities and Exchange Commission.

N M Rothschild & Sons Limited (“Rothschild”), which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting for Adastra in relation to the matters referred to in this announcement and no one else and will not be responsible to anyone other than Adastra for providing the protections offered to clients of Rothschild nor for providing advice in relation to the matters referred to in this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date February 3, 2006

By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director